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K-Tron International, Inc.                                         [K-TRON LOGO]
Routes 55 & 553
P.O. Box 888
Pitman, NJ 08071-0888
Phone (856) 589-0500
Direct Dial (856) 256-3310
FAX (856) 582-7968
E-mail: ecloues@ktron.com
www.ktron.com

EDWARD B. CLOUES, II
Chairman and Chief Executive Officer

February 16, 2000

Dear Shareholder:

     Enclosed is a copy of K-Tron International, Inc.'s offer to purchase dated February 16, 2000 (the "Offer to Purchase") 450,000 shares of its issued and outstanding common stock ("Shares"), at a price of $18.00 per Share, subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

     THE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 17, 2000, UNLESS EXTENDED.

     If, after reviewing the information set forth in the Offer to Purchase and Letter of Transmittal, you wish to tender Shares for purchase by K-Tron International, Inc. (the "Company"), please contact your broker, dealer, commercial bank, trust company or other nominee to effect the tender for you or, if you have the certificates for your Shares and they are in your name, you may follow the instructions contained in the Offer to Purchase and Letter of Transmittal. Tendering shareholders will not be obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes, on the purchase of Shares by the Company pursuant to the Offer; however, a broker, dealer or other person may charge a fee for processing the transactions on behalf of shareholders. Shareholders are not required to pay a service charge to the Company or to American Stock Transfer & Trust Company, the Depositary, in connection with their tender of Shares.

     Neither the Company nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each shareholder is urged to consult his or her broker, investment advisor or tax advisor before deciding to tender any Shares.

     Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or other nominee or call D. F. King & Co., Inc., the Information Agent, toll free at (800) 755-7250.

                                          Yours truly,

                                          /s/ Edward B. Cloues, II

                                          Edward B. Cloues, II
                                          Chairman and Chief Executive Officer